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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                EMACHINES, INC.
                           (Name of Subject Company)

                                EMACHINES, INC.
                     (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $.0000125 PER SHARE
                        (Title of Class of Securities)

                                  29076P 10 2
                     (CUSIP Number of Class of Securities)

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                                Wayne R. Inouye
                           Chief Executive Officer
                         14350 Myford Road, Suite 100
                           Irvine, California 92606
                                (714) 481-2828
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 ------------

                                   Copy to:
                              John A. Fore, Esq.
                           Steve L. Camahort, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                         Palo Alto, California 94304
                                (650) 493-9300

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[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                                     NEWS
                                                     FOR IMMEDIATE RELEASE

                                                     Contact:
                                                     Mike Kilroy or Bob Maples
                                                     Maples Communications, Inc.
                                                     (949) 253-8737
                                                     mkilroy@maples.com
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                         EM HOLDINGS, INC. TO PURCHASE
                              EMACHINES, INC. IN
                           $161-MILLION ACQUISITION

     IRVINE, Calif., Nov. 20, 2001 -- eMachines, Inc. (OTCBB: EEEE) and EM Holdings, Inc., a corporation wholly-owned by eMachines director Lap Shun (John) Hui, today announced that they have entered into a definitive merger agreement in which EM Holdings has agreed to make a cash tender offer for all of eMachines' outstanding shares.

     EM Holdings will offer $1.06 per share, which values eMachines at approximately $161 million and represents a 96.3 percent premium to the
eMachines' closing price on Nov. 19, 2001.   The price also represents a 35.9
percent increase to the EM Holdings $0.78 per share proposal that was publicly
disclosed by EM Holdings on Nov. 9, 2001.   The transaction has been unanimously
approved by the board of directors of eMachines (excluding Mr. Hui who did not participate in the board deliberations).

     "We are very pleased that our review of eMachines' strategic alternatives has resulted in this transaction, which allows stockholders to receive cash for all their shares at an attractive price," said Wayne Inouye, president and CEO of eMachines, Inc. based in Irvine, Calif. "In addition, we are confident that John Hui's knowledge of eMachines' business will assist in a seamless transition that will allow eMachines to continue to provide affordable, high-performance products and exceptional customer care."

                                     -more-
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Page 2  EM Holdings to Purchase eMachines


     Under the terms of the definitive merger agreement, EM Holdings will make a two-step acquisition. First, a wholly owned subsidiary of EM Holdings will make a cash tender offer for all of eMachines' outstanding common stock. EM Holdings expects to commence the tender offer by Nov. 26, 2001.

     EM Holdings' obligation to consummate the tender offer is subject to the tender of at least 90 percent of the total outstanding shares of eMachines; the receipt of funds pursuant to EM Holding's debt commitment from UBS Warburg; and
other conditions customary for transactions of this type.   EM Holdings has
received debt and equity commitments from UBS Warburg and Mr. Hui, respectively, sufficient to fully fund the transaction.

     Following consummation of the tender offer, and subject to the conditions set forth in the merger agreement, EM Holdings will acquire the remaining shares of eMachines will acquire the remaining shares of eMachines in a second-step merger at the same per-share price paid in the tender offer.

     eMachines was advised by Credit Suisse First Boston Corporation. EM Holdings was advised by Averil Capital Markets Group Inc.

About eMachines, Inc.

eMachines, Inc. (OTCBB:EEEE) is a leading provider of affordable, high-value personal computers. Founded in September 1998, eMachines began selling its low-cost eTower(R) desktop computers in November 1998. In June 1999, eMachines sold the third-highest number of PCs through retailers in the United States, according to leading market research organizations, and presently holds this number three market share position. Since inception, eMachines has shipped more than four-million PCs through leading national and international retailers, catalog and online merchandisers. Approximately one of every two eMachines consumers is a first-time PC buyer, based on owner registrations with eMachines. eMachines' Web site is located at http://www.emachines.com.
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Page 3  EM Holdings to Purchase eMachines

Where to Find More Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of eMachines. Holders of securities should read each of the tender offer statement on Schedule TO (including a "going-private" Transaction Statement on Schedule 13E-3) filed by EM Holdings and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by eMachines when they become available, as each will contain important information about the tender offer. Investors can obtain such tender offer statement on Schedule TO and such Solicitation/Recommendation Statement on Schedule 14D-9, and other documents to be filed by EM Holdings and eMachines, for free from the U.S. Securities and Exchange Commission's website at http://www.sec.gov. In addition, the Schedule 14D-9 and other documents to be filed with the U.S. Securities and Exchange Commission by eMachines may be obtained free of charge from eMachines by directing a request to: Shareholder Information, 14350 Myford Road, Bldg. 100, Irvine, CA 92606.
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